Exhibit 4(c)(xxxii)

Smith & Nephew, Inc.
1450 Brooks Road	T: + 1-901-396-2121
Memphis, TN 38116	T: + 1-800-821-5700 (USA toll free)
Tennessee, USA	www.smith-nephew.com

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made as of [21 February 2022], by and between Smith & Nephew, Inc. (the “Company”) and Deepak Nath (“Executive”).

WHEREAS, the Company desires to procure the services of Executive, and Executive is willing to be employed by the Company, upon the terms and subject to the conditions contained herein.

NOW, THEREFORE, intending to be legally bound, the Company agrees to employ Executive, and Executive agrees to be employed by the Company, upon the following terms and conditions:

1.Employment. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to employ Executive and Executive accepts employment. The effective date of Executive’s employment with the Company shall be 1 April 2022 (the “Start Date”). The Company reserves the right to withhold or require repayment of all or part of any such compensation or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements.

2.Position. During Executive’s employment with the Company, Executive shall serve as Chief Executive Officer of Smith & Nephew plc (“Parent”) (together, with the Company and their respective subsidiaries and affiliates, the “Company Group”), reporting directly to the Board of Directors of Parent (the “Board”). Executive shall perform those duties generally required of persons in the position of Chief Executive Officer, including but not limited to, direct oversight of the day-to-day management of the Parent’s facilities, personnel, finances, research and development, business development, marketing and sales and other related functions, as well as such other duties as may reasonably be assigned by the Board. While employed by the Company, Executive shall devote Executive’s full time, attention, energy, knowledge and skills to carrying out all the assigned duties and functions consistent with Executive’s role, which Executive promises to perform faithfully, diligently and to the best of Executive’s ability. Further, Executive must exercise all powers and comply with all instructions of the Board in connection with the business of the Company Group. Executive’s position is an exempt position. Executive will also be appointed as a director of Parent from the Start Date (which appointment shall be put to shareholders for election at the Annual General Meeting on 13 April 2022) and Executive’s duties in respect of that role will be performed in accordance with the Appointment Letter from Parent dated as of 21 February 2022. For the avoidance of doubt, Executive shall not undertake any other business or profession, be or become an employee or agent of any company outside of the Company Group, or hold office as a director or chairman of a company outside of the Company Group unless otherwise agreed in writing by the Board. Without limitation of any other provision of this Agreement, Executive agrees that while employed by the

Company, Executive will not, without the Board’s written consent, engage in any employment or business activity that is competitive with, or that would otherwise conflict or interfere with the performance of Executive’s duties and responsibilities for the Company Group. Notwithstanding anything in this Agreement or otherwise to the contrary, Executive will be permitted, to the extent such activities do not interfere with the performance of his duties and responsibilities, to (x) manage Executive’s (and his immediate family’s) personal, financial and legal affairs and (y) if agreed in writing by the Board, serve on civic or charitable boards or committees. Executive shall take any such actions as are necessary to ensure compliance by Executive and the Company Group with each member of the Company Group’s respective Articles of Association, policies and procedures and internal control frameworks, and with prevailing law and regulations. Executive shall comply with the UK Market Abuse Regulation and any regulations made under it, and all applicable rules made by the FCA, the London Stock Exchange plc and any other authority that regulates Parent or any member of the Company Group and understands that breach of their requirements may carry sanctions including criminal liability, and disciplinary action by the Company and/or by the relevant regulatory authority. Executive shall be provided with a customary induction programme for a new executive director of Parent commensurate to Executive’s experience of the UK governance regime and appropriate ongoing training from time to time.

3.Work Location. Executive will be based at the Company’s offices at 5600 Clearfork Main Street, Suite 600, Fort Worth, TX, U.S., subject to travel for business on a regular basis and the ability to work remotely on a reasonable basis that is appropriate given Executive’s role as Chief Executive Officer and consistent with the Company Group’s Workplace Unlimited guidance or the Company’s relevant policies or guidance as in effect from time to time.

4.Salary. Executive’s annualized base salary will initially be $1,475,000, paid on a bi-weekly basis, and as may be adjusted from time to time by the Board. Executive’s next salary review date will be in April 2023, unless the Remuneration Committee of the Board (“Remuneration Committee”) decides, in its sole discretion, to review Executive’s salary before such date.

5.Bonus. For each fiscal year of the Parent (“Fiscal Year”) during which Executive is employed by the Company hereunder, Executive will be eligible to participate in the Parent’s annual bonus program (“ABP”), in accordance with the ABP’s provisions. Executive’s initial target bonus under the ABP shall be 107.5% of his base salary. Award levels are dependent on actual business results. Performance measures and targets will be determined by the Remuneration Committee. Any bonus under the ABP for the Fiscal Year during which Executive’s employment with the Company commences will be pro-rated based on the number of days of Executive’s employment during such Fiscal Year. Under the ABP as currently in effect, once performance for the applicable Fiscal Year has been determined by the Remuneration Committee at year-end:

•	50% of any ABP bonus awarded to Executive will be paid in cash (less applicable tax withholdings), provided Executive is still employed with the Company as of the payment date of such bonus; and

•

the remaining 50% of any ABP bonus will be awarded in the form of a conditional award granted under, and subject to the terms and conditions of, Parent’s Deferred Share Bonus Plan (“DBP”) as in effect from time to time and applicable equity award documentation. Such conditional award shall vest on the schedule set forth in the DBP rules, which currently provide for cliff vesting on the third anniversary of the grant date.

Notwithstanding the foregoing, the rules of the ABP and the DBP may be changed by the Remuneration Committee from time to time, in which case the timing, form and terms and conditions of bonuses payable under the ABP and awarded under the DBP described above may also be modified (subject to compliance with Section 409A, as defined herein), and the ABP and/or DBP may be replaced by such alternative bonus scheme and method of payment as the Board, in its absolute discretion, may from time to time determine, upon such terms and conditions, and subject to such performance criteria as the Board may, in its absolute discretion, determine.

Any annual bonus payments made to Executive may be subject to malus and clawback provisions and Executive acknowledges that these provisions may be applied in the circumstances and on the terms set out in the rules of the ABP and/or DBP (or any successor arrangements) or in any applicable policy adopted by the Parent. Any such bonus may be subject to the provisions of Section 27 of this Agreement

6.	Equity-Related Matters

a.Performance Share Programme. Executive will be eligible for participation in Parent’s Global Share Plan 2020 (“GSP”), subject to the terms and conditions as may be in effect from time to time (and which may be changed or replaced by the Remuneration Committee at any time) and any successor equity or long-term incentive program applicable to executive directors of Parent. Executive will receive a 2022 award under the Performance Share Programme (“PSP”) which is expected to be made in May 2022 and will be subject to performance conditions and governed by the terms of the GSP in line with other executive participants (“2022 PSP Award”). The current PSP has a three-year performance period, and Executive’s annual opportunity under the PSP in respect of 2022 will be 275% of his annual base salary at the date of grant. A two-year holding period post-vesting will apply to the award, and performance measures and targets will be determined by the Remuneration Committee on an annual basis. The terms and conditions of awards under the PSP will be subject to the GSP as in effect from time to time and applicable equity award documentation, and the PSP may be changed or replaced by the Remuneration Committee from time to time.

b.Executive Share Ownership Guidelines. Executive will be subject to Parent’s executive share ownership guidelines, as in effect from time to time. The Executive is expected to build up and maintain a minimum level of shareholding in Parent. Under Parent’s current post-cessation shareholding policy, Executive is also expected to remain in adherence with Parent’s share ownership guidelines (or retain Executive’s current shareholding if lower) for a period of two years following departure from the role.

c.Buy-out Awards. The Company understands that, upon leaving Executive’s current employer, Executive will forfeit various incentive awards. In recognition of such forfeiture, the Remuneration Committee has approved certain “buyout” awards with terms and conditions substantially similar to those set forth in Annex A (the “Buyout Awards”). The Buyout Awards will be subject to the terms and conditions of a buyout award agreement (the “Buyout Award Agreement”) in substantially the form appended in Part 2 of Annex A to be entered into between Parent and Executive on, or as soon as practicable after, the Start Date having regard among other things to any dealing restrictions to which Parent may be subject from time to time.

d.Future Entitlement. Executive acknowledges that the making of an award to Executive under the ABP, DBP and the PSP or any similar plan operated by the Company Group shall not entitle Executive to any further award, or to participate in any similar plan in any subsequent year.

e.Other Terms of Awards. Any share option, share incentive or long-term incentive scheme may be subject to malus and clawback provisions and (in respect of PSP awards), post-vesting holding periods and Executive acknowledges that these provisions may be applied in the circumstances and on the terms set out in the rules of the relevant scheme or in any applicable policy adopted by the Parent. Any such option or right may be subject to the provisions of Section 27 of this Agreement.

7.	Benefits

a.Executive Allowances: Executive will be eligible to receive an annualized car allowance in the amount of $12,700, which will be paid in substantially equal monthly amounts, less applicable tax withholdings.

b.U.S. 401(k) Savings Plan: Executive will be eligible to participate in the Company’s U.S. 401(k) savings plan, subject to the terms and conditions thereof.

c.Other Benefits: During Executive’s employment with the Company, Executive will be eligible for all other additional benefits generally available to executive directors of Parent from time to time, subject to the terms and conditions thereof, including medical and dental insurance, a vision care program, disability, and life insurance and the Company’s employee stock purchase plan. Executive’s participation in these benefit programs (including eligibility, costs and benefits) is subject to the terms and conditions of these programs as in effect from time to time.

d.Paid Time Off: In addition to paid holidays, Executive will be eligible to accrue a total of 18 days of vacation and paid time-off annually (prorated for the year during which Executive’s employment commences based on Executive’s employment commencement date), subject to and in accordance with the Company’s vacation and paid time off policies as in effect from time to time.

e.Business Expenses: Executive shall be entitled to receive reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Executive in connection with the performance of Executive’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures as in effect from time to time.

f.Financial and tax planning advice: Executive will be eligible to receive financial and tax consultancy advice in connection with his working arrangements including any international arrangements. Details may be obtained from the Company Secretary.

8.Termination of Employment: Nothing in this Agreement shall be construed as a guarantee of Executive’s employment for a specific period of time. Subject to the provisions of this Section 8, Executive will be an at-will employee and Executive or the Company may terminate the employment relationship between Executive and the Company at any time for any reason, with or without cause.

a.Termination by Executive. Given the strategic importance of Executive’s position and the irreparable harm to the Company Group, their respective client relationships and business opportunities that Executive’s abrupt resignation or other voluntary departure would likely cause, and in consideration for the considerable financial commitments the Company Group is extending to Executive pursuant to this Agreement, Executive agrees to provide the Company, by written notice to the Board, with six (6) months’ prior written notice of Executive’s resignation or other voluntary termination of Executive’s employment (the “Executive Notice Period”); provided that the Company may in its sole discretion shorten or waive the Executive Notice Period, in whole or in part, in which case neither the Company nor any other member of the Company Group shall be required to provide Executive with any further base salary or other compensation or benefits for any remaining portion of the Executive Notice Period.

b.Termination without Cause. The following provisions shall apply only where the Company terminates Executive’s employment with the Company involuntarily without “Cause” (as defined below), and, except as set forth in subsection d. below with respect to the ABP and awards governed by the GSP, DBP and the Buyout Awards, are the sole and exclusive rights of Executive in connection with a termination of Executive’s employment by the Company without Cause.

(i)The Company will provide Executive twelve (12) months’ advance notice (the “Company Notice Period”) of an involuntary termination without Cause, and Executive will not be entitled to any severance payments or benefits except as provided herein.

(ii)The Company, in its sole discretion, may terminate all or any portion of the Company Notice Period early, in which case the Company shall provide Executive with the following payments/benefits (“Severance Benefits”), which are expressly conditioned upon Executive’s execution and non-revocation of a customary general release and waiver of claims against the Company Group and its executives, directors, officers and agents and a reaffirmation of the restrictive covenants contained herein, in a form to be provided by the Company (“Release”), which shall have been executed by Executive and effective no later than 60 days after the early termination date of the Company Notice Period (such early termination date, the “Early Termination Date”), and Executive’s compliance with all applicable restrictive covenant obligations:

(A)An amount equal to Executive’s base salary that would have been paid through the end of the Company Notice Period had it not been terminated early, payable in substantially equal monthly amounts during the remainder of the Company Notice Period (assuming it had not been terminated early) in accordance with the Company's normal payroll practices.

(B)Cash payment equal to the monthly car allowance that would have been paid from the Early Termination Date through the end of the original Company Notice Period in substantially equal monthly amounts from the Early Termination Date through the end of the original Company Notice Period, payable in accordance with the Company's normal payroll practices.

(C)Cash payment equivalent to 100% of COBRA premiums for health and dental plans for the period from the Early Termination Date through the end of the original Company Notice Period; provided that Executive has timely elected COBRA, which amount shall be payable in substantially equal monthly amounts from the Early Termination Date through the end of the original Company Notice Period (or earlier COBRA termination date) in accordance with the Company's normal payroll practices (the “COBRA Payments”).

(D)Cash payment in an amount that is a good faith estimation by the Company of the amount of employer contributions that would have been contributed (but were not and will not ultimately be contributed) by the Company for the benefit of Executive to the Company’s U.S. 401(k) savings plan for the period from the Early Termination Date through the end of the original Company Notice Period, payable in substantially equal monthly amounts from the Early Termination Date through the end of the original Company Notice Period and in accordance with the Company's normal payroll practices.

(iii)Notwithstanding the foregoing provisions of subsection (ii) and (iii) above, if, at any time during the Company Notice Period, Executive commences employment with any other business or entity, then the Severance Benefits shall immediately cease.

c.Duties during Notice Period. The Company may, in its sole discretion change or remove any of Executive’s duties during the Executive Notice Period or the Company Notice Period (as applicable) (each, the “Notice Period”), including, without limitation, directing or requiring that Executive remain away from the Company Group’s premises during all or part of the Notice Period, and/or to take such other action as reasonably determined by the Company or the Parent to aid and assist in the transition process associated with Executive’s departure consistent with Executive’s duties hereunder. Executive agrees that Executive will not commence employment with any other employer during the Notice Period without the Company’s prior written consent. Executive also agrees that, because Executive’s services are personal and unique, and because Executive will have access to and will be acquainted with Proprietary Information (as defined below), to the fullest extent permitted by applicable law, this subsection will be enforceable by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights or remedies that the Company may have for breach of this subsection.       Executive is required to abide by the Company’s reasonable and lawful direction during the Notice Period including, as may be applicable, by not performing certain or any work or duties and/or not coming onto the Company Group’s premises during all or part of the Notice Period, as directed by the Company in its sole discretion. During the Notice Period, Executive will continue to be an employee of the Company, (ii) will continue to be entitled to receive Executive’s then current base salary and such benefits as are in effect from time to time for employees in general (but not any further awards under the ABP, PSP, or other equity-based or incentive compensation), (iii) will continue, to the extent applicable, to be subject to Executive’s fiduciary duties and other obligations as an employee and officer of the Company, including, but not limited to, Executive’s duty of loyalty, and must continue to act in a manner consistent with such duties and obligations, and (iv) must reasonably cooperate in the transition of Executive’s duties and responsibilities.

d.Treatment of Incentive and Equity Awards. The treatment of the ABP any awards governed by the GSP or the DBP (or, in each case, any successor arrangements) and the Buyout Awards in connection with Executive’s termination of employment will be governed by the plan rules as in effect from time to time and applicable award documentation, as approved by the Remuneration Committee.

e.Change in Control. Executive shall be entitled to the severance payments and benefits set forth below if (in lieu of the of the payments and benefits set forth in clause 8(b)), on or within 12 months following a change in control (as defined in the Buyout Award Agreement), (x) Executive’s employment terminates due to his resignation by reason of (i) a significant diminution in Executive’s role or status (including by reason of no longer reporting directly to the board of directors of the surviving entity or the ultimate parent of such surviving entity), (ii) a reduction in Executive’s salary or benefits, (iii) the Company requires Executive to permanently relocate Executive’s principal Company office location of employment to a location that materially increases Executive’s one-way commute as compared to Executive’s principal Company office location of employment prior to such relocation (excluding regular travel in the ordinary course of business and excluding remote work from home); provided, however, that, in each of cases (i), (ii) and (iii) above, Executive resigns employment within 90 days following Executive’s knowledge of such event, the Company has failed to cure such event within 30 days following the Company’s receipt of written notice by Executive of such event, and Executive has provided such written notice of such event within 30 days following Executive’s knowledge of such event, or (y) the Company terminates Executive’s employment other than for Cause; provided, however, that, in each of cases (x) and (y) above, Executive’s entitlement to the payments and benefits set forth below is expressly conditioned upon (A) Executive’s execution and non-revocation of a Release, which shall have been executed by Executive and effective no later than 60 days after such termination and (B) Executive’s compliance with all applicable restrictive covenant obligations:

(i)	twelve months’ base salary payable as a lump sum;

(ii)the Remuneration Committee will consider to what extent an annual bonus award should be made in the change in control;

(iii)lump sum in lieu of 12 months’ car benefits and COBRA premiums based on current provision costs;

(iv)lump sum in lieu of 12 months’ employer contribution to the U.S. 401(k) Savings Plan (determined consistent with the provisions of clause 8(b)(ii)(D); and

(v)reasonable executive outplacement costs.

For the avoidance of doubt, such change in control severance terms supersede the notice terms and entitlement set forth above. The lump sum contemplated by each of clauses (i), (iii) and (iv) above, if payable pursuant to the other provisions of clause 8e above, shall be paid within 60 days following the resignation or termination of employment.

f.Definition of Cause. For purposes of this Agreement, “Cause” shall mean (i) Executive’s conviction of, or entry of a plea of guilty or no contest to, of either a felony or any crime of moral turpitude (whether under federal law or the law of any state); (ii) Executive’s bad faith, willful misconduct or act of dishonesty in the course of fulfilling Executive’s employment duties or otherwise against the Company or any other member of the Company Group; (iii) Executive’s ongoing material or willful failure to perform, or his gross negligence in the performance of, Executive’s employment duties in any respect (other than such failure resulting from Executive’s incapacity due to physical or mental illness), which Executive fails to remedy within 30 days after written notice is delivered by the Board to Executive that sets forth in reasonable detail the basis of Executive’s failure; (iv) any significant or intentional violation of the Company Group’s Code of Conduct or similar applicable integrity policy within the Company Group; (v) Executive’s material breach or violation of the Agreement, or any other covenants under any of his agreements with the Company or any other member of the Group, (vi) any negligent or willful misconduct that results in (or would reasonably be expected to result in) material financial or material reputational harm to the Company or any other member of the Group; (vii) Executive’s exhibition of a standard of behavior during the course of or related to Executive’s employment with the Company that is materially harmful to the orderly conduct of the Company Group’s business operations, including, without limitation, sexual harassment or sexual misconduct or other unlawful harassment or retaliation; (viii) Executive (having stood for re-election at any AGM at which either the Articles of Association of the Parent require, or the Board resolves, that Executive should stand for re-election) is not re-elected as a director of the Parent; (ix) incurring any capital expenditure or liability on the Parent's behalf in excess of the authorisation limits set for Executive by the Board; and (x) entering into any contract or obligation on behalf of the Parent that is outside the normal course of the Parent's business or Executive’s duties or is of an unusual, onerous or long-term nature; or (xi) Executive exceeding his authority in respect of the Parent’s ‘Schedule of Matters Reserved to the Board.

9.Code of Conduct: Executive is expected to comply with the provisions of the Smith+Nephew Code of Conduct and all Company and Parent policies in any activities conducted on the Company’s or Parent’s behalf. Breach of these provisions may affect partially or wholly the incentives under the Agreement and may also result in disciplinary action including and up to termination.

10.	Nondisclosure

a.Recognition of the Company’s Rights; Nondisclosure. Executive will be provided and/or create certain Proprietary Information (defined below), including Proprietary Information related to Executive’s position and duties with the Company Group. At all times from the date of this Agreement, during Executive’s employment and thereafter, Executive will hold in the strictest confidence and will not disclose, use, lecture upon or publish any Proprietary Information other than in the course and scope of performing Executive’s duties on behalf of the Company or the Company Group or any disclosure as may be required by law or any legal process, any statutory obligation or order of any court or any statutory tribunal of competent jurisdiction, or as is necessary in connection with any adversarial proceeding against the Company (in which case Executive will notify the Company in writing reasonably in advance of any such disclosure and use reasonable best efforts in cooperating with the Company in obtaining a protective order against disclosure by a court of competent jurisdiction). Executive will obtain the Company’s written approval, signed by the Chair of the Remuneration Committee, before submitting for publication or otherwise disclosing any material (written, verbal, or otherwise) that relates to Executive’s employment and/or incorporates any Proprietary Information. Executive hereby irrevocably assigns, transfers, conveys and delivers to the Company any and all rights Executive may have or acquire in any Proprietary Information learned or created by, or otherwise disclosed to, Executive during Executive’s employment. All Proprietary Information learned or created by, or otherwise disclosed to, Executive during the employment will be the sole property of the Company and its assigns and successors.

b.Proprietary Information. “Proprietary Information” means any and all confidential and/or proprietary knowledge, data, information, or compilations of the Company or any other member of the Company Group, and includes, but is not limited to, any “Trade Secrets” as that term is defined by Tenn. Code Ann. § 47-25-1702(4) and 18 U.S.C. § 1839(3). “Proprietary Information” also includes, without limitation, non- public information relating to current products, products under development, product features, research and development, processes, policies, know-how, designs, drawings, clinical data, test data, formulas, methods, training, samples, media and/or cell lines, developmental or experimental work, improvements, discoveries, software code, manufacturing information, marketing information, business plans, financial information, sales information, customer information, supplier information, vendor information, and employee information, in each case of or relating to the Company or other member of the Company Group. Notwithstanding the foregoing, Proprietary Information does not include information that is, through proper means, either already public knowledge or generally known in the trade or industry. A compilation will remain protected regardless of whether or not individual items of information are public or can be independently acquired if the applicable member of the Company Group’s compilation itself (as a whole) is confidential.

c.Third Party Information. Executive understands that the Company Group has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) which the Company Group is obligated to maintain as confidential and to use only for certain limited purposes. From the date of this Agreement, during the term of Executive’s employment and thereafter, Executive will hold Third Party Information in the strictest confidence, will use Third Party Information only at the Company’s direction and for the Company Group’s benefit, and will not disclose Third Party Information to anyone (other than Company Group personnel who need to know such information in connection with their work for the Company Group), unless otherwise expressly authorized in writing by the Chair of Remuneration Committee or as may be required by law or any legal process, any statutory obligation or order of any court or any statutory tribunal of competent jurisdiction, or as is necessary in connection with any adversarial proceeding against the Company (in which case Executive will notify the Company in writing reasonably in advance of any such disclosure and use reasonable best efforts in cooperating with the Company in obtaining a protective order against disclosure by a court of competent jurisdiction).

d.No Improper Use of Information of Prior Employers and Others. Executive represents and warrants that Executive has not retained (and will not retain) any copies, electronic or otherwise, of any confidential, proprietary, or trade secret information or property that belongs to any former employer or other person or entity to whom Executive has an obligation of trust or confidentiality. During Executive’s employment with the Company, Executive will not use, disclose, or bring onto the premises of any member of the Company Group any such confidential, proprietary, or trade secret information or property. Executive may only use non-confidential information that is generally known and used by persons with training and experience comparable to Executive’s own training and experience, that is common knowledge in the industry or otherwise legally in the public domain, or that is otherwise provided or developed by any member of the Company Group.

11.	Assignment of Inventions and Proprietary Rights.

a.Proprietary Rights. “Proprietary Rights” means all trade secret, patent, copyright, trademark, domain name, mask work, moral and other intellectual property and proprietary rights throughout the world, and all registrations and applications for registration of, and all goodwill associated with, any of the foregoing.

b.Inventions. “Inventions” means all inventions, products, procedures, systems, machines, methods, processes, know-how, uses, apparatuses, compositions of matter, ideas, works, designs or configurations, features, drawings, clinical data, test data, formulas, discoveries, and computer code, software or programs of any kind and the like, that have been discovered, conceived, reduced to practice, made, produced, or otherwise developed, as well as any improvements to same. Without limiting the foregoing, “Inventions” has, but is not limited to, the meaning assigned to it under United States patent laws. “Inventions” includes all of the foregoing, whether developed by Executive alone or jointly with others, and without regard to whether or not described in writing or reduced to practice.

c.Prior Inventions. Inventions, if any, patented or unpatented, which Executive made prior to the commencement of Executive’s employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, Executive has set out in Annex B a complete list of all Inventions that Executive has, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of Executive’s employment with the Company. Executive represents that Executive has disclosed in Annex B all inventions that Executive considers to be Executive’s property or the property of third parties that Executive wishes to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Inventions would cause Executive to violate any prior confidentiality obligation applicable to Executive, instead of listing such Prior Inventions in Annex B, Executive will only disclose a cursory name for each such invention, list the party(ies) to whom it belongs, and describe the relationship between Executive and the party(ies) to whom it belongs. If no such disclosure is attached in Annex B, Executive represents that there are no Prior Inventions. Executive agrees that Executive will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions or any Company Group product, process or machine without the Company’s written consent. Notwithstanding the foregoing, if, in the course of Executive’s employment with the Company, Executive incorporates a Prior Invention into a Company Invention or Company Group product, process or machine, then the Company is hereby granted and will have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sub-licensees) to make, have made, modify, use, offer to sell, sell and otherwise exploit such Prior Invention for any purpose.

d.Assignment of Inventions and Proprietary Rights. Executive does hereby irrevocably assign, transfer, convey and deliver to the Company all of Executive’s right, title and interest in and to any and all Inventions and all Proprietary Rights (whether or not patentable or registrable under copyright or similar statutes) made or conceived or reduced to practice or learned by Executive, either alone or jointly with others, during the period of Executive’s employment with the Company. Inventions assigned, transferred, conveyed and delivered to the Company, or to a third party as directed by the Company pursuant to this Section 11, are referred to as “Company Inventions” and Proprietary Rights assigned, transferred, conveyed and delivered to the Company, or a third party as directed by the Company pursuant to this Section 11, are referred to as “Company Proprietary Rights”.

e.Non-assignable Inventions and Proprietary Rights. This Agreement does not require Executive to assign to the Company any Invention or Proprietary Right that cannot be lawfully assigned through an employment agreement under applicable law, and does not require Executive to assign to the Company any Invention or Proprietary Right that Executive developed entirely on Executive’s own time without using the Company’s equipment, supplies, facilities or trade secret information except for those Inventions and Proprietary Rights that either: (1) relate to the Company’s or Company Group’s business, or actual or demonstrably anticipated research or development of the Company or other member of the Company Group, at the time of (a) conception of the Invention or Proprietary Right or (b) reduction to practice of the Invention or Proprietary Right; or (2) result, in whole or in part, from any work performed by Executive for the Company or any other member of the Company Group (it being understood that any and all Inventions and Proprietary Rights within the scope of clauses (1) or (2) above are assignable to the Company and are hereby irrevocably assigned, transferred, conveyed and delivered to the Company as provided under Section 11(d) above).

f.Obligation to Keep the Company Informed. During Executive’s employment and for one (1) year after the conclusion of Executive’s employment with the Company, Executive will promptly disclose to the Company fully and in writing all Inventions and Proprietary Rights authored, conceived or reduced to practice by Executive, either alone or jointly with others. In addition, Executive will promptly disclose to the Company all patent applications filed by Executive or on Executive’s behalf within one (1) year after the conclusion of Executive’s employment. At the time of each such disclosure, Executive will advise the Company in writing of any Inventions or Proprietary Rights that Executive believes to be non-assignable as set out above in Section 11(e) of this Agreement, and Executive will at that time provide to the Company in writing all evidence necessary to substantiate that claim. The Company will keep in confidence and will not use for any purpose or disclose to third parties, without Executive’s prior consent in writing, any confidential information disclosed in writing to the Company that relates to Inventions or Proprietary Rights that are not assignable pursuant to Section 11(e) of this Agreement. Executive will keep in confidence and will not use for any purpose or disclose to third parties, without the Company’s prior consent in writing, any Company Invention or Company Proprietary Right.

g.Government or Third Party. Executive agrees to assign all of Executive’s right, title and interest in and to any particular Invention or Proprietary Right to a third party, including without limitation the United States, in each case as directed by the Company.

h.Works for Hire. Executive acknowledges that all original works of authorship which are made by Executive (solely or jointly with others) within the scope of Executive’s employment and which are protectable by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C. § 101) and the Company will have the sole and exclusive right to the copyright (or, in the event that any such works of authorship do not qualify as “works made for hire”, the copyright and all other rights thereto are hereby automatically assigned, transferred, conveyed and delivered to the Company as provided under Section 11(d) above).

i.Waiver of Moral Rights. To the extent Executive may do so under applicable law, Executive hereby waives and agrees never to assert any Moral Rights that Executive may have in or with respect to any Company Inventions or Company Proprietary Rights, even after termination of any work on behalf of the Company or any other member of the Company Group. As used in this Agreement, “Moral Rights” means any rights to claim authorship of a work, to object to or prevent the modification or destruction of a work, or to withdraw from circulation or control the publication or distribution of a work, and any similar right, existing under any applicable law of any jurisdiction, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

j.Enforcement of Proprietary Rights. During and after Executive’s employment with the Company, Executive will assist the Company in every proper way to obtain, maintain and from time to time enforce and defend, United States and foreign Company Proprietary Rights in any and all countries. To that end, Executive will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, maintaining, defending and enforcing such Company Proprietary Rights and the assignment of such Company Proprietary Rights and Company Inventions. In addition, Executive will execute, verify, and deliver assignments of such Company Proprietary Rights and Company Inventions to the Company or its designee. Executive’s obligations under this Section 11(j) will continue in perpetuity beyond the conclusion of Executive’s employment.

If the Company is unable for any reason, after reasonable effort, to secure Executive’s signature on any document needed in connection with the actions specified in the preceding paragraph, Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, which appointment is coupled with an interest, to act for and in Executive’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by Executive. Executive hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, which Executive now or may hereafter have for infringement, misappropriation or other violation of any Company Proprietary Rights or Company Inventions.

12.Records. Executive agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by Executive, as well as all Inventions developed by Executive, during the period of Executive’s employment at the Company. Those records will be available to and remain the sole property of the Company at all times.

13.No Conflicting Obligation. Executive represents, as a material term of this Agreement, that Executive is not subject to any agreement, restriction, or confidentiality obligation arising prior to Executive’s employment with the Company that would hinder or prevent performance of Executive’s duties under this Agreement, or that would conflict with or be inconsistent with the obligations undertaken by Executive in this Agreement. Executive further represents and agrees that during Executive’s employment with the Company, Executive will not enter into any agreement, either written or oral, that conflicts with the terms of this Agreement or that would prevent Executive from performing the terms of this Agreement. Executive may hold or acquire by way of bona fide investment no more than 3% of any shares or other securities of any company which is listed or dealt in on any recognized investment exchange or overseas investment exchange, as defined by sections 285 and 313(1) of the Financial Services and Markets Act 2000, unless the Company shall require Executive not to do so in any particular case on the ground that such other company is or may be carrying on a business competing or tending to compete with the business of any member of the Company Group. Executive shall (and shall ensure that their spouse and dependent children shall) comply with all applicable laws, regulations, rules, and codes affecting dealings in securities, and such rules and policies imposed by the any member of the Company Group from time to time.

14.Appearance in Company Materials. By signing below, Executive freely gives the Company permission, to the fullest extent allowed by law, to use Executive’s name, voice, signature, image, or likeness in its promotional, advertising, training and marketing materials. Executive will not receive any additional compensation from Company or other member of the Company Group for any such use.

15.Return of Company Documents and Property. At the conclusion of Executive’s employment with the Company, Executive will return to the Company all information, which relates to the Company Group’s business, including, but not limited to, Proprietary Information, Proprietary Rights and Inventions that Executive received from or on behalf of any member of the Company Group, or that Executive created while working for the Company. This requirement pertains to all information that is in Executive’s possession, custody or control, and includes both paper documents and electronically stored information. Any Company information in the possession, custody, or control of Executive must be returned to the Company in the form in which it exists, without alteration or deletion. By way of example only, the information Executive must return includes code, data, programs, databases, printed materials, customer lists, mailing lists, account information, samples, prototypes, price lists, and pricing information. Upon termination of employment, Executive must also return all physical property belonging to the Company Group, such as phone cards, cellular phones, storage devices, computing devices including laptop, desktop, and tablet computers), keys, key cards, and all other tangible and intangible property without altering the condition of same. Executive must further provide the Company with any passwords or other login information needed to access or use the returned Company Group information and/or physical property.

16.Non-Solicitation of Certain Customers and Agreement Not to Compete. Executive acknowledges that in performing his/her responsibilities for the Company, Executive has been, or will be, given access to the Proprietary Information, Trade Secrets, and/or other valuable business interests, such as the Company’s customer relationships and goodwill. Executive further acknowledges and agrees that the restrictive covenants set out below are necessary to protect Company’s and the Company Group’s business interests, which are deserving of protection. Accordingly, Executive agrees that during the period of Executive’s employment with the Company and for the twelve (12) month period immediately following Executive’s termination of employment with the Company for any reason (which twelve (12) month period shall be reduced by any garden leave or similar portion of the Notice Period that Executive is directed by the Company or Parent to cease performing services), Executive will not, directly or indirectly, engage in any of the activities described below:

a.Solicit, call upon, or engage in efforts to divert business from any Restricted Customer (defined below) for Executive’s own benefit or for the benefit of any other person or entity, by selling, promoting, or attempting to sell or promote products or services that compete with the products or services, or its prospective products or services of any member of the Company Group. For purposes hereof, the term “Restricted Customer” means any individual, entity, organization, or network that was an actual or prospective customer of any member of the Company Group at any time during Executive’s employment with the Company.

b.Engage in any activity within the Restricted Territory (defined below) for Executive’s own benefit, or for the benefit of any other person or entity, which activity involves the sale, attempted sale, or promotion of any product or service that is competitive with any of the any of the products or services, or prospective products or services of any member of the Company Group.

c.Perform any job function within the Restricted Territory (defined below) on behalf of any competitor of any member of the Company Group, in any management or executive function. This prohibition includes performing any such job function as an employee, independent contractor, or any form of agent, whether directly or indirectly. The “Restricted Territory” refers to: each U.S. state, county (or county equivalent), or non-U.S. country or other jurisdiction, where Executive’s knowledge, use, or disclosure of the Proprietary Information could benefit the competitive business interests of Executive or any other person or entity engaged in, or about to become engaged in, competition with any aspect of the business of any member of the Company Group, or where the Company or any other member of the Company Group markets or sells products or services directly or via a distributor or agent. Executive acknowledges that the business of the Company Group is global in scope and, notwithstanding the jurisdiction of formation or principal office of any member of the Company Group, the Company Group has business activities and valuable business relations throughout the world. Executive agrees that the limitations imposed in this Section 16 are reasonable and no more restrictive than necessary to protect the legitimate business interests of the Company and the Company Group, to preserve the integrity of Proprietary Information and other confidential information disclosed to Executive pursuant to this Agreement, and to preserve the Company’s and the Company Group’s valuable customer relationships and goodwill. These provisions will apply regardless of the reasons for Executive’s resignation from, or termination of employment by, the Company and will apply even if Executive is not entitled to salary continuation or severance when the employment relationship is terminated.

17.Non-Solicitation of Executives. During Executive’s employment with the Company and for twelve (12) months after termination of Executive’s employment for whatever reason (which twelve (12) month period shall be reduced by any garden leave or similar portion of the Notice Period that Executive is directed by the Company or Parent to cease performing services), Executive will not: (a) solicit, encourage, or knowingly induce any Company employee that Executive met or became knowledgeable of during Executive’s employment with the Company, to leave the employ of or terminate his or her relationship with the Company in order to compete with the Company or other member of the Company Group or to work for or assist a competitor of the Company or other member of the Company Group, or (b) offer to employ, participate in the hiring process of, arrange employment for, or interview anyone who at that time is employed by the Company or other member of the Company Group or has been employed by the Company or other member of the Company Group for any period of time during the previous six (6) months. Notwithstanding the foregoing, a general solicitation or advertisement for employment or engagement not specifically targeted at any such employee or former employee without any additional solicitation, whether directly or indirectly, by Executive shall not be a breach of this Agreement.

18.Non-Disparagement. Executive agrees and covenants that Executive will not at any time, whether during or after Executive’s employment with the Company, make any untrue or misleading oral or written statement concerning the business and affairs of the Company or other member of the Company Group or any of their respective employees, officers, or existing or prospective customers, suppliers or investors.

19.Legal and Equitable Remedies. Because Executive’s services are personal and unique, and because Executive may have access to and become acquainted or entrusted with Proprietary Information and the Company’s customer relationships, and goodwill, any breach or violation of the restrictive covenants in this Agreement by Executive will cause the Company irreparable harm which cannot be adequately compensated by an award of money damages. The Company will have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, restraining Executive from violating the terms of this Agreement, either directly or indirectly, or from otherwise engaging in conduct that compromises the protection afforded the Company by this Agreement, without the necessity of posting a bond or other financial assurance, and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement. If Executive fails to comply with a post- employment time-limited restriction in this Agreement, the time period for that restriction shall be tolled during any such violation and extended by an amount of time equal to the period during which such violation continued in order to provide the Company the full duration of the restrictions bargained for in this Agreement. Additionally, if either party shall commence a proceeding to enforce or declare unenforceable any post-employment restriction in this Agreement, the running of the restrictive periods in this Agreement shall be tolled during any such proceeding and until such time as a court of competent jurisdiction declares the restrictions unenforceable, finds that a violation has not occurred, enters an order enforcing any portion of the post- employment restrictions of this Agreement, or enters an order imposing a different or more limited restriction as such court deems reasonable. In addition, and without limiting the foregoing, in the event Executive breaches any of the restrictive covenants contained herein, Executive shall forfeit any right he may have to the Severance Benefits and shall repay to the Company any Severance Benefits previously paid to Executive.

20.	Reserved.

21.	Disclosure of Legal Immunities.

a.Defend Trade Secrets Act. Notwithstanding the obligations established by this Agreement and the restrictions imposed by state and federal law with respect to the protection of the Company’s Proprietary Information and Trade Secrets, pursuant to the Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for (ii) the disclosure of a Trade Secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, solely for the purpose of reporting or investigating a suspected violation of law; (ii) the disclosure of a Trade Secret that is made in confidence to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (iii) the disclosure of a Trade Secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and not as part of the public record. Further, if Executive initiates a lawsuit against the Company alleging retaliation for Executive’s reporting of a suspected violation of law, Executive may, if necessary, disclose a Trade Secret to Executive’s attorney and use the Trade Secret information in the court proceeding, if Executive files any document containing the Trade Secret under seal and does not disclose the Trade Secret, except pursuant to court order.

b.Whistleblower Protections. Notwithstanding anything to the contrary contained herein, no provision of this Agreement shall be interpreted so as to impede Executive (or any other individual) from reporting possible violations of federal or state law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission (“SEC”), the Congress, and any agency Inspector General, or making other disclosures under the whistleblower provisions of federal or state law or regulation or any applicable legislation in any other jurisdiction. Executive does not need the prior authorization of the Company to make any such reports or disclosures and Executive shall not be not required to notify the Company that such reports or disclosures have been made. The Company may not retaliate against Executive for any of these activities, and nothing in this Agreement or otherwise would require Executive to waive any monetary award or other payment that Executive might become entitled to from the SEC or any other governmental authority.

22.Notices. Any notices required or permitted by the terms of this Agreement shall be provided to the appropriate party at the address specified below or at such other address as the appropriate party will specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

23.Notification of New Employer. Executive consents to notify any future employer or other business or entity with which Executive becomes engaged (including,

for the avoidance of doubt, any business or entity to which Executive will provide consultancy or independent contractor services) or with which Executive accepts offer of employment or engagement, of Executive’s rights and obligations under this Agreement. Executive will also deliver a copy of such notice to the Company before Executive commences such employment or engagement, including for the avoidance of doubt the identity of the future employer or other business or entity with which Executive has become or is to become employed or engaged.

24.	General Provisions.

a.Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of Tennessee, as such laws are applied to agreements entered into and to be performed entirely within Tennessee between Tennessee residents. Executive and Company each expressly consent to the personal jurisdiction of the state and federal courts located in Shelby County, Tennessee to adjudicate any dispute between Company and Executive arising under or related to this Agreement. Any action arising under or related to this Agreement shall be adjudicated exclusively by a state or federal court of competent jurisdiction in Shelby County, Tennessee. Executive waives any defense regarding the propriety of venue, including any argument that venue should not be in Tennessee due to the inconvenience of the forum to the parties or witnesses.

b.Waiver of Right to Trial by Jury. Executive and the Company agree that any legal or equitable action relating to this Agreement and/or relating to either party’s rights or obligations under this Agreement shall be tried by the court. Executive and the Company each knowingly, voluntarily, and intentionally waive their respective rights to a trial by jury.

c.Severability. In case any one or more of the provisions contained in this Agreement is, for any reason, held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect the other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement. Moreover, if any one or more of the provisions contained in this Agreement is, for any reason, held to be excessively broad as to duration, geographical scope, activity or subject, the parties expressly agree that the court shall partially enforce or construe it by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it will then appear.

d.Successors and Assigns. This Agreement will be binding upon and inure to the benefit of Executive, Executive’s heirs, executors, administrators and other legal representatives. This Agreement will be binding upon the Company, its successors and assigns, and inure to the benefit of the Company, the other members of the Company Group and their respective successors and assigns.

e.Survival. The provisions of this Agreement will survive and shall continue to apply and be valid notwithstanding any change in Executive’s duties,

responsibilities, position, title, compensation or other terms and conditions of employment, the termination of Executive’s employment or the assignment of this Agreement by the Company to any successor in interest or other assignee, to the extent necessary to carry out the intentions of the parties under this Agreement. Executive expressly consents to any such assignment of this Agreement by the Company to any successor in interest or other assignee. The existence of a cause of action by Executive against the Company shall not constitute a defense to enforcement of Executive’s obligations under this Agreement. This Agreement will automatically inure to the benefit of any parent, subsidiary, successor or assign, of the Company that Executive provides services to or is provided Proprietary Information about without the need for any further action by Executive, and may be enforced by any one or more of same as intended third party beneficiaries of this Agreement.

f.Waiver. No waiver by the Company of any breach of this Agreement will be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement will be construed as a waiver of any other right. The Company will not be required to give notice to enforce strict adherence to all terms of this Agreement.

g.Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state, local and other taxes as may be required to be withheld pursuant to any applicable law or regulation.

h.Clawback/Recovery. Any incentive payments hereunder or under any other agreement between Executive and the Company, Parent or any other member of the Company Group shall be subject to withholding or recoupment in accordance with the ABP, PSP, DBP and GSP rules or the rules of any other incentive plan as may be adopted by the Company Group from time to time or any malus and/or clawback policy that the Company or Parent adopts pursuant to the listing standards of such national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, rule, regulation or listing requirement; provided that the malus and/or clawback provisions set forth in the Buyout Award Agreement shall, in respect of the Buyout Awards, supersede any other malus and/or clawback policy or rules except to the extent required by applicable law, rule, regulation or listing requirement.

i.Entire Agreement. This Agreement (together with the letter agreement which describes Executive’s appointment as a director of Parent and the Buyout Award Agreement) is the final, complete and exclusive agreement of the parties with respect to its subject matter, and supersedes and merges all prior discussions between Executive and the Company. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged.

j.Headings. The descriptive headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

k.Counterparts. This Agreement may be signed in counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were on the same instrument.

25.	Section 409A.

a.This Agreement is intended to meet the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and Treasury guidance promulgated thereunder (the “Code”) with respect to amounts subject thereto and will be interpreted and construed consistent with that intent. If any provision of this Agreement would subject Executive to any additional tax or interest under Section 409A of the Code (“Section 409A”), then the Company and Executive agree to negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Section 409A; provided that no such amendment will increase the total compensation expense of the Company under this Agreement or require any payment which is not consistent with the Parent’s directors’ remuneration policy as in effect from time to time and will be structured, to the maximum extent practicable, in a manner reasonably intended to preserve the economic benefit to Executive.

b.	Notwithstanding anything in this Agreement to the contrary:

(i)if, at the time of termination of Executive’s employment hereunder, Executive is deemed to be a “specified employee” of the Company within the meaning of Section 409A, then (x) only to the extent necessary to comply with the requirements of Section 409A, any payments to which Executive is entitled under this Agreement in connection with such termination that are subject to Section 409A (and not otherwise exempt from its application) will be withheld until the first business day of the seventh month following the date of such termination (the “Delayed Payment Date”), (y) on the Delayed Payment Date, Executive will receive a lump sum payment in an amount equal to the aggregate amount of such payments that otherwise would have been made to Executive prior to the Delayed Payment Date and (z) following the Delayed Payment Date, Executive will receive the payments otherwise due to Executive accordance with the payment terms and schedule set forth herein;

(ii)with respect to a payment of “deferred compensation” (as defined in Section 409A) triggered by a termination of employment, a termination of employment will be deemed not to have occurred until such time as Executive incurs a “separation from service” with the Company in accordance with Section 409A;

(iii)for purposes of Section 409A, each payment in a series of installment payments provided under this Agreement will be treated as a separate payment;

(iv)no expenses eligible for reimbursement, or in-kind benefits provided, to Executive under this Agreement during any calendar year will affect the amounts eligible for reimbursement in any other calendar year, to the extent subject to the requirements of Section 409A, and no such right to reimbursement or in-kind benefits will be subject to liquidation or exchange for any other benefit and any reimbursement or in-kind benefits shall be paid or provided only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the first calendar year following the calendar year in which Executive’s “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the second calendar year following the calendar year in which Executive’s “separation from service” occurs;

(v)notwithstanding anything to the contrary contained herein, Severance Benefits that otherwise would be paid prior to the date that the Release becomes effective (and any applicable revocation period has lapsed) will be paid within five business days after such effective date (and lapse of any revocation period), and the remaining such payments will be paid over the remainder of the Severance Benefit period; provided, further that if the period during which Executive may execute the Release begins in one calendar year and ends in the next calendar year, then any such payments that otherwise would be paid in such first calendar year instead will be paid during the first five business days of such next calendar year); and

(vi)the Company shall not have any liability to Executive in the event that any amount paid or payable or benefit provided or to be provided hereunder becomes subject to additional taxes, penalties or interest under Section 409A

26.Section 280G. In the event it shall be determined that any payment or distribution to Executive or for Executive’s benefit that is in the nature of compensation and is contingent on a change in the ownership or effective control of the Company or the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2) of the Code), whether paid or payable pursuant to this Agreement or otherwise (a “Payment”), would constitute a “parachute payment” under Section 280G(b)(2) of the Code and would be subject to the excise tax imposed by Section 4999 of the Code (together with any interest or penalties imposed with respect to such excise tax, the “Excise Tax”), then the Payments shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by Executive shall exceed the net after-tax benefit received by Executive if no such reduction was made. Any reduction in the Payments shall be determined by the Company’s accounting firm and applied first against the latest scheduled cash payments; then current cash payments; then any equity or equity derivatives that are included under Section 280G of the Code at an accelerated value (and not at full value) shall be reduced with the highest value reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24); finally any other non-cash benefits will be reduced.For purposes of this section, “net after-tax benefit” shall mean (i) the Payments which Executive receives or is then entitled to receive from the Company that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income taxes payable with respect to the Payments calculated at the maximum marginal income tax rate for each year in which the Payments shall be paid to Executive (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of Excise Taxes imposed with respect to the Payments.

27.Deductions. The Company shall be entitled at any time to make deductions from the salary or from any other sums due to Executive from the Company or any other member of the Company Group in respect of any over-payment of any kind made to Executive or in respect of any debt, loan or other sum due from Executive, including without limitation by operation of any clawback or malus provisions.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

/s/ Deepak Nath

Deepak Nath

Smith & Nephew, Inc.

/s/ Elga Lohler